Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered solid sales growth with strong margin expansion and major innovation in the third quarter

•	Net sales up 4% (+5% cc)1 in Q3, with operating margin increase across Q3 and 9M

o	Net sales of USD 14.7 billion grew 4% (+5% cc2) in Q3

o	Strong operating income growth in Q3 of 14% (+18% cc)

o	Core2 operating income in Q3 grew 8% (+11% cc), growing faster than sales

o	Core EPS up 10% (+13% cc) in Q3

o	Free cash flow 2 of USD 3.2 billion (-9%) in Q3

•	Strong momentum in innovation, with positive regulatory decisions and data readouts in Q3

o	Landmark trial showed LCZ696 cut cardiovascular deaths by 20% vs. current standard of care

o	FDA Advisory Committee unanimously recommended approval for AIN457 in psoriasis

o	Signifor LAR received positive CHMP opinion in acromegaly

o	Alcon’s Simbrinza approved in EU for glaucoma

•	Continued execution on growth products3 and expansion in Emerging Growth Markets3

o	Growth products grew 21% (USD) to USD 4.9 billion or 33% of Group net sales in Q3

o	Strong Emerging Growth Markets3 performance (+13% cc) in Q3, led by China, Brazil and Russia

•	Ongoing productivity initiatives contributed to core margin improvement (cc) in Q3

o	Core margin (+1.5 percentage points cc) improved mainly due to lower functional costs driven by productivity programs

•	Binding agreement to divest influenza vaccines business to CSL Limited

•	2014 Group outlook confirmed: Group net sales to grow low to mid-single digit (cc), core operating income to grow ahead of sales at mid to high-single digit rate (cc)

Key figures			excl. Diagnostics1			Reported			excl. Diagnostics1			Reported
	Q3 2014	4	Q3 2013	% change		Q3 2013	9M 2014	4	9M 2013	% change		9M 2013
	USD m		USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	14 704		14 196	4	5	14 338	43 363		42 429	2	3	42 842
Operating income	2 980		2 621	14	18	2 671	9 564	5	8 393	14	20	8 537
Net income	3 240	6	2 233	45	49	2 264	8 793	5;6	7 145	23	28	7 234
EPS (USD)	1.33	6	0.90	48	51	0.91	3.58	5;6	2.89	24	29	2.92
Free cash flow	3 165		3 477	-9		3 543	6 343		6 462	-2		6 626
Core
Operating income	3 840		3 555	8	11		11 294		10 898	4	8
Net income	3 346		3 062	9	12		9 841		9 459	4	8
EPS (USD)	1.37		1.24	10	13		4.02		3.83	5	9

1 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81 of the Condensed Interim Financial Report.
2 Constant currencies (cc), core results, free cash flow and 2013 data excluding the blood transfusion diagnostics unit are non-IFRS measures. An explanation of non-IFRS measures and reconciliation tables can be found beginning on page 52 of the Condensed Interim Financial Report.
3 Growth products are defined on page 2, and Emerging Growth Markets are defined on page 9.
4 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 21 of the Condensed Interim Financial Report.
5 Includes the USD 0.9 billion pre-tax gain from the divestment of the blood transfusion diagnostics unit.
6 Includes the USD 0.8 billion pre-tax gain from the sale of the Idenix shareholding.

Basel, October 28, 2014 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered a very strong third quarter. We delivered solid sales growth with margin expansion. At the same time, we reached key innovation milestones, particularly with LCZ696 in heart failure and AIN457 in psoriasis, underlining the innovation power of the company.”

GROUP REVIEW

Following the transactions with GSK and Lilly announced on April 22, in order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior year into “discontinuing” operations (Animal Health, OTC, and all of the Vaccines Division except for certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities) and “continuing” operations (Pharmaceuticals, Alcon and Sandoz Divisions and the retained Corporate activities).1 See page 21 of the Condensed Interim Financial Report for full explanation.

Third quarter

Group net sales grew on strong execution of growth products2
Group net sales increased 4% (+5% cc) to USD 14.7 billion in the third quarter. Growth products contributed USD 4.9 billion or 33% of Group net sales, up 21% (USD) over the prior-year quarter.

Group operating income increased 14% (+18% cc) to USD 3.0 billion. Currency had a negative impact of 4 percentage points, primarily due to the stronger Swiss franc and strengthening of the US dollar against the Russian ruble and Japanese yen. Operating income margin was 20.3% of net sales, up 2.3 percentage points (cc) from the prior-year quarter, partially offset by a negative currency impact of 0.5 percentage points. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date related to the discontinuing operations had a positive impact of USD 106 million for the quarter, improving operating income margin by 0.7 percentage points. The adjustments made to Group operating income to arrive at core operating income amounted to USD 0.9 billion (2013: USD 0.9 billion), including an exceptional non-tax deductible charge of USD 204 million for recognition of the 2014 liability for the US Healthcare Fee (following final regulations issued by the IRS which advanced the timing of recording the liability).

Core operating income was USD 3.8 billion (+8%, +11% cc). Core operating income margin in constant currencies increased 1.5 percentage points. R&D expenses contributed 1.1 percentage points due to productivity programs and higher prior-year late-stage clinical trial costs in Pharmaceuticals. Marketing & Sales, General and Administration expenses decreased 1.9 percentage points of net sales due to ongoing productivity programs. The reduction in functional costs as a percentage of net sales was partly offset by unfavorable other income and expense and cost of goods. The cessation of depreciation of property, plant and equipment related to the discontinuing operations had a positive impact of USD 52 million, improving the core operating income margin by 0.3 percentage points. Currency had a negative impact of 0.4 percentage points, resulting in a net increase of 1.1 percentage points to 26.1% of net sales.

Group net income of USD 3.2 billion was up 45% (+49% cc), mainly due to higher operating income, and income from associated companies, which included a pre-tax gain of USD 0.8 billion from the sale of the shares of Idenix Pharmaceuticals Inc. to Merck & Co.

EPS was USD 1.33 (+48%, +51% cc), ahead of net income growth due to lower average outstanding shares.

Group core net income of USD 3.3 billion was up 9% (+12% cc), slightly ahead of core operating income.

Core EPS was USD 1.37 (+10%, +13% cc), ahead of core net income growth mainly due to lower average outstanding shares.

1 Despite the required presentation of discontinuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to report performance on a total Group basis.
2 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months).

Free cash flow of USD 3.2 billion was 9% lower than the prior-year quarter, as higher operating income was more than offset by a negative currency impact and higher accounts receivable as well as payments for legal settlements and restructuring.

Comparing results for the third quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales grew 3% (+3% cc), Group total operating income was up 12% (+15% cc), Group total net income increased 43% (+47% cc), and Group total EPS grew faster than Group total net income due to the lower average number of outstanding shares at 46% (+49% cc).

Continuing operations

For continuing operations, net sales grew 2% (+3% cc) to USD 13.0 billion in the third quarter. Operating income was up 7% (+11% cc), core operating income increased 4% (+7% cc) and core operating income margin improved 0.6 percentage points to 27.6% of net sales. Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Pharmaceuticals net sales reached USD 7.9 billion (0%, +1% cc) with volume growth of 8 percentage points and a positive price impact of 1 percentage point, offset by generic competition (-8 percentage points). Sales were impacted by US Diovan monotherapy generics (generic entry on July 7, 2014) and by Japan due to a continued decline for Diovan monotherapy (generic entry in June 2014), the biennial price cut for many brands and the impact of issues related to investigator initiated trials. Growth products generated USD 3.5 billion of division net sales, growing 16% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the COPD (chronic obstructive pulmonary disease) portfolio1 and Jakavi – contributed 44% of division net sales, compared to 38% in the 2013 quarter.

Operating income was USD 2.2 billion (-1%, +1% cc), impacted by the US Healthcare Fee exceptional charge of USD 157 million and other exceptional items, partly offset by divestment gains (mainly Sintrom and Miacalcin). Core operating income grew 3% (+5% cc) to USD 2.4 billion, generating core operating leverage, delivered through lower functional costs from productivity programs. Core margin in constant currencies improved 1.1 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net margin expansion of 0.6 percentage points to 30.3% of net sales.

Alcon net sales were USD 2.7 billion (+5%, +6% cc) in the third quarter, led by strong growth in Surgical and moderate growth in Vision Care and Ophthalmic Pharmaceuticals, coupled with strong Emerging Growth Markets performance (+15%, +18% cc). Surgical (+8%, +10% cc) was driven by strong equipment sales, particularly the Centurion phacoemulsification cataract platform and the LenSx femtosecond laser platform. Ophthalmic Pharmaceuticals grew (+3%, +4% cc) despite a soft otic and allergy season in the US. Vision Care grew (+3%, +4% cc), driven by strong growth of Dailies Total1 and AirOptix Colors, which offset a decline in contact lens care solutions.

Operating income increased 52% (+59% cc) to USD 381 million, driven by strong operating performance and the ending of integration charges in 2013. Operating income was impacted by the US Healthcare Fee exceptional charge of USD 29 million. Core operating income advanced 10% (+12% cc) to USD 960 million, driven by higher sales and lower functional costs resulting from productivity programs. Core operating income margin in constant currencies increased by 1.9 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 1.6 percentage points to 36.0% of net sales.

1 The COPD portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Sandoz net sales increased 6% (+7% cc) to USD 2.4 billion in the third quarter, as volume growth of 14 percentage points more than compensated for 7 percentage points of price erosion. The US delivered double-digit retail generics and biosimilars sales growth (+21%), benefitting from the launch of the generic version of Diovan monotherapy. Western Europe (excluding Germany) grew 4% (cc), while Germany (-4% cc) posted a small decline. Emerging markets grew, led by Asia (excluding Japan) (+9% cc) and Central and Eastern Europe (+7% cc). Sandoz strengthened its leading global position in biosimilars (USD 137 million, +30% cc), with double-digit sales growth driven by strong momentum in its three in-market products.

Sandoz operating income increased 12% (+17% cc) to USD 272 million. Operating income was impacted by the US Healthcare Fee exceptional charge of USD 18 million. Core operating income increased 11% (+14% cc) to USD 417 million, mainly from sales of the authorized generic version of Diovan monotherapy. Core operating income margin in constant currencies increased 1.1 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 0.8 percentage points to 17.4% of net sales.

Discontinuing operations

For discontinuing operations, net sales grew 15% (+16% cc) to USD 1.7 billion in the third quarter. Operating income was USD 241 million, core operating income was USD 255 million, and core operating income margin improved 6.7 percentage points to 14.9% of net sales. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. The cessation of depreciation and amortization related to discontinuing operations had a positive impact of USD 106 million on operating income and USD 52 million on core operating income in the third quarter, contributing 3.0 percentage points to the improvement in core operating income margin.

Vaccines1 net sales increased 30% (+31% cc) to USD 588 million for the third quarter compared to USD 452 million in the prior-year period. The increase was mainly driven by influenza, with approximately 47 million doses shipped globally in the third quarter, compared to 22.5 million doses in the same period last year. Sales of recently launched Bexsero, with a quarter of a million doses shipped in the third quarter, also contributed to performance, as did double-digit growth (cc) in travel vaccines. Operating income was USD 69 million for the third quarter compared to a loss of USD 26 million in the prior-year period. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 79 million for the quarter, comprising USD 37 million for depreciation and USD 42 million for amortization.

Core operating income for the third quarter was USD 71 million compared to USD 14 million for the prior-year period, mainly due to the increase in sales and cessation of depreciation, partially offset by increased costs mainly for enrollment in two large Phase III quadrivalent influenza vaccine (QIV) studies.

Comparing results for the third quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Vaccines net sales declined 1% (-1% cc) and operating income increased to USD 69 million from USD 24 million in the year-ago period.

Consumer Health, which comprises OTC and Animal Health, saw net sales increase 8% (+9% cc) to USD 1.1 billion in the third quarter, driven by strong OTC momentum with double-digit growth (cc) in Western Europe, North America and Emerging Growth Markets, and continued mid-single digit growth (cc) in Animal Health. From a brand perspective, Voltaren in OTC was a key growth driver. Operating income amounted to USD 169 million compared to USD 90 million in the prior-year quarter, primarily driven by higher gross margin from incremental sales of Voltaren and successful re-launches. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 27 million for the quarter, comprising USD 13 million for depreciation and USD 14 million for amortization.

Core operating income increased 64% (+74% cc) to USD 180 million. Core operating income margin in constant currencies increased by 6.3 percentage points. Currency had a negative impact of 0.9 percentage points, resulting in a net increase of 5.4 percentage points to 16.0% of net sales.

1 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit.

Nine months

All three leading businesses contributed to net sales growth for the Group
Group net sales increased 2% (+3% cc) to USD 43.4 billion in the first nine months. Growth products contributed USD 13.9 billion or 32% of Group net sales, up 19% (USD) over the first nine months of 2013.

Group operating income increased 14% (+20% cc) to USD 9.6 billion, mainly due to a USD 0.9 billion exceptional gain in the first quarter from the divestment of the blood transfusion diagnostics unit to Grifols S.A. The negative currency impact of 6 percentage points was mainly due to the stronger Swiss franc, and weakening yen and emerging market currencies, partly offset by the stronger euro. Operating income margin was 22.1% of net sales, up 3.2 percentage points (cc) from the prior-year period, partially offset by a negative currency impact of 0.9 percentage points. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date related to the discontinuing operations had a positive impact of USD 176 million for the first nine months, improving operating income margin by 0.4 percentage points. The adjustments made to Group operating income to arrive at core operating income amounted to USD 1.7 billion (2013: USD 2.5 billion), including the US Healthcare Fee exceptional non-tax deductible charge of USD 204 million.

Core operating income increased 4% (+8% cc) to USD 11.3 billion. Core operating income margin in constant currencies increased 1.2 percentage points; R&D expenses contributed 0.6 percentage points due to productivity programs. Marketing & Sales, General and Administration expenses decreased 1.0 percentage points of net sales also due to ongoing productivity programs. The reduction in functional costs as a percentage of net sales was partly offset by unfavorable other income and expense and cost of goods. The cessation of depreciation of property, plant and equipment related to the discontinuing operations had a positive impact of USD 85 million, improving the core operating income margin by 0.2 percentage points. Currency had a negative impact of 0.9 percentage points, resulting in a net increase of 0.3 percentage points to 26.0% of net sales.

Group net income of USD 8.8 billion was up 23% (+28% cc), growing ahead of operating income mainly due to higher income from associated companies, which included a pre-tax gain of USD 0.8 billion from the sale of the shares of Idenix Pharmaceuticals Inc. to Merck & Co., partly offset by an increase in tax expense.

EPS was up 24% (+29% cc) to USD 3.58, ahead of net income growth due to lower average outstanding shares.

Group core net income of USD 9.8 billion was up 4% (+8% cc), in line with core operating income.

Core EPS was USD 4.02 (5%, +9% cc), ahead of core net income growth due to lower average outstanding shares.

Free cash flow of USD 6.3 billion was 2% below the first nine months of 2013, as higher operating income was more than offset by a negative currency impact, higher net working capital, investments in intangible assets (including Fovista and Google “smart lens” technology) and payments for legal settlements and restructuring.

Comparing results for the first nine months of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales grew 1% (+2% cc), Group total operating income was up 12% (+18% cc), Group total net income increased 22% (+27% cc) and Group total EPS grew in line with Group total net income at 23% (+28% cc).

Continuing operations

For continuing operations, net sales grew 2% (+3% cc) to USD 39.1 billion in the first nine months. Operating income was up 1% (+6% cc), core operating income increased 3% (+7% cc) and core operating income margin improved 0.4 percentage points to 28.8% of net sales. Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Pharmaceuticals delivered net sales of USD 23.9 billion (0%, +1% cc) in the first nine months, driven by volume growth (+6 percentage points) and pricing (+2 percentage points), which offset the impact of generic competition (-7 percentage points). Growth products continued to drive performance and rejuvenate the portfolio, generating USD 10.2 billion of division net sales, up 16% (cc) over the same period last year.

Operating income was USD 6.9 billion (-7%, -3% cc) for the first nine months mainly impacted by higher restructuring charges and the US Healthcare Fee exceptional charge. Core operating income increased 2% (+6% cc) to USD 7.5 billion, generating core operating leverage due to sales growth and lower functional costs versus the prior year from productivity programs. Core margin in constant currencies improved by 1.4 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net margin expansion of 0.6 percentage points to 31.5% of net sales.

Alcon net sales grew 4% (+5% cc) to USD 8.1 billion in the first nine months. Surgical franchise sales advanced 6% (+7% cc), driven by strong sales of equipment, led by the launch of Centurion, the continued growth of LenSx, and cataract and vitreoretinal disposables. Growth in Ophthalmic Pharmaceuticals (+2%, +4% cc) was driven by Systane, Ilevro, and fixed-dose combination products in glaucoma, offset by weak allergy and otic seasons in the US and Japan. Vision Care (+3%, +3% cc) benefitted from launches of innovative contact lenses, offset by declining contact lens care sales.

Alcon operating income increased 16% (+24% cc) to USD 1.2 billion, driven by operational performance as well as the ending of integration charges in 2013. Core operating income was 2.9 billion (+3%, +6% cc). Core operating income margin in constant currencies increased by 0.2 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.4 percentage points to 35.9% of net sales.

Sandoz net sales increased by 4% (+5% cc) to USD 7.1 billion, as volume growth of 13 percentage points more than offset 8 percentage points of price erosion. Performance was driven by strong retail generics and biosimilars sales growth in Asia (excluding Japan) (+14% cc), the US (+11% cc) and Latin America (+8% cc). Western Europe (excluding Germany) and Central and Eastern Europe grew at a mid-single digit rate (cc), while Germany (-2% cc) posted a small decline. Biosimilars grew 25% (cc) to reach USD 382 million globally in the first nine months of the year.

Sandoz operating income increased 6% (+14% cc) to USD 798 million. Core operating income was USD 1.2 billion (-1%, +3% cc), impacted by high price erosion, including the effect of customer consolidation in the US. Core operating income margin in constant currencies decreased by 0.3 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.9 percentage points to 16.4% of net sales.

Discontinuing operations

For discontinuing operations, net sales grew 8% (+9% cc) to USD 4.3 billion in the first nine months. Operating income was USD 826 million, core operating income was USD 50 million, and core operating income margin improved 1.7 percentage points to 1.2% of net sales. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. The cessation of depreciation and amortization related to discontinuing operations had a positive impact of USD 176 million on operating income and USD 85 million on core operating income in the first nine months, contributing 2.0 percentage points to the improvement in core operating income margin.

Vaccines1 net sales increased 13% (+13% cc) to USD 1,043 million for the first nine months compared to USD 919 million for the same period in 2013, driven by solid demand across the product portfolio, particularly in the Meningitis franchise with the recently launched Bexsero. Influenza also contributed to performance, with approximately 59 million doses shipped globally in the first nine months, compared to 36 million doses in the same period last year. Operating income was USD 532 million for the first nine months compared to a loss of USD 381 million in 2013, driven by the USD 880 million exceptional gain from the divestment of the blood transfusion diagnostics business to Grifols S.A. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 131 million for the first nine months, comprising USD 60 million for depreciation and USD 71 million for amortization.

Core operating loss was USD 284 million in the first nine months compared to a loss of USD 250 million in the prior-year period, mainly due to increased costs for enrollment in two large Phase III QIV studies, mostly offset by the cessation of depreciation.

Comparing results for the first nine months of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Vaccines net sales declined 22% (-22% cc) and operating income for the first nine months of 2014 amounted to USD 532 million compared to a loss of USD 237 million in 2013.

Consumer Health net sales increased 6% (+7% cc) to USD 3.2 billion in the first nine months, driven by strong performance of key global brands and product re-launches in both OTC and Animal Health. Operating income amounted to USD 298 million compared to USD 130 million in the prior-year period, driven by higher gross margin from incremental sales and lower Lincoln plant remediation and restructuring expenses. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 45 million for the first nine months, comprising USD 21 million for depreciation and USD 24 million for amortization.

Core operating income increased 42% (+59% cc) to USD 337 million. Core operating income margin in constant currencies increased by 3.8 percentage points. Currency had a negative impact of 1.2 percentage points, resulting in a net increase of 2.6 percentage points to 10.5% of net sales.

Executing on innovation, growth and productivity

A consistent focus on three core priorities – innovation, growth and productivity – guides every aspect of our long-term strategy. In the third quarter, we made significant progress in each of these areas.

Innovation: Strong pipeline progress continued in the third quarter

The third quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	FDA Advisory Committee unanimously recommended approval for AIN457 in psoriasis
In October, an FDA Advisory Committee unanimously recommended approval for AIN457 (secukinumab) based on one of the largest Phase III programs in moderate-to-severe plaque psoriasis completed to date, which involved more than 3,300 patients in over 35 countries. In addition, new analyses of Phase III data showed consistent efficacy in clearing psoriasis skin with AIN457 regardless of how bad patients’ disease is at start of treatment.

•	Signifor LAR received positive opinion from CHMP for acromegaly
The CHMP adopted a positive opinion for Signifor (pasireotide) long acting release (LAR) formulation as a treatment for adult patients with acromegaly.

•	Simbrinza approved in the EU in glaucoma
The EC approved Simbrinza eye drops suspension (brinzolamide 10mg/mL and brimonidine tartrate 2mg/mL) to decrease elevated intraocular pressure (IOP) in adult patients with open-angle glaucoma or ocular hypertension.

1 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit.

Regulatory submissions and filings

•	LDE225 regulatory application submitted to FDA
A regulatory application was submitted to the FDA for LDE225 (sonidegib) in advanced basal cell carcinoma. The EU application was submitted in the second quarter.

•	FDA accepted Biologics License Application for Sandoz biosimilar filgrastim
The FDA accepted Sandoz’s biosimilar application for filgrastim, which was filed under the new biosimilar pathway created in the Biologics Price Competition and Innovation Act of 2009. Sandoz is the first company to announce a biologic filing under this pathway.

Results from important clinical trials and other highlights

•	Landmark study showed LCZ696’s superiority to standard of care in heart failure
Data presented at the annual European Society of Cardiology (ESC) Congress showed that LCZ696 significantly cut the risk of cardiovascular death by 20%, reduced heart failure hospitalizations by 21% and reduced the risk of all-cause mortality by 16% versus ACE-inhibitor enalapril in patients with heart failure with reduced ejection fraction.

•	Novartis announced clinical collaboration with Bristol-Myers Squibb
Novartis announced it has entered into a clinical collaboration with Bristol-Myers Squibb (BMS) to evaluate Zykadia, INC280 and EGF816 in combination with BMS’s investigational immunotherapy Opdivo® (nivolumab) in Phase I/II trials in non-small cell lung cancer (NSCLC).

•	Two Phase III studies of AIN457 in psoriatic arthritis met primary endpoints
Building on the positive data previously reported in psoriasis, AIN457 (secukinumab) met primary and key secondary endpoints in two pivotal Phase III studies showing superiority to placebo in patients with adult onset psoriatic arthritis.

•	Two Phase III studies of AIN457 in ankylosing spondylitis met primary endpoints
In October, Novartis announced two pivotal Phase III studies of AIN457 (secukinumab) in patients with ankylosing spondylitis (AS) met primary and key secondary endpoints.

•	Zykadia pivotal study showed 18 months of progression-free survival in ALK+ NSCLC
New data presented at the European Society for Medical Oncology (ESMO) Congress showed ALK+ NSCLC patients lived an average of 18 months without cancer progressing, when taking Zykadia as their first ALK inhibitor.

•	Final Phase III results show Afinitor led to overall survival in pNET
Also at ESMO, Novartis presented Phase III results for Afinitor (everolimus) plus best supportive care, showing median overall survival of more than 3.5 years in patients with advanced pancreatic neuroendocrine tumors (pNET).

•	New Gilenya data reinforced strong competitive profile
New analyses presented at the Joint ACTRIMS-ECTRIMS Meeting confirmed the high efficacy of Gilenya (fingolimod) in achieving no evidence of disease activity based on four key measures of multiple sclerosis (MS). Other new data confirmed that patients continuously treated with Gilenya for six years sustained low rates of brain shrinkage.

•	Positive head-to-head data confirmed Ultibro Breezhaler superiority in COPD
Data presented at the European Respiratory Society (ERS) International Congress demonstrated once-daily Ultibro Breezhaler (indacaterol/glycopyrronium bromide) was superior to twice-daily Seretide® Accuhaler® (salmeterol/fluticasone (SFC)) for reducing exacerbations and improving lung function in patients with chronic obstructive pulmonary disease (COPD).1

•	Phase III trials demonstrate quality of life benefit from Xolair in CSU
An analysis of three Phase III trials showed that Xolair (omalizumab) reduced symptoms and improved health-related quality of life for patients with chronic spontaneous urticaria (CSU).

 1 See footnotes on page 26 of the Condensed Interim Financial Report.

Growth: Strong commercial execution and global presence continued to drive growth

In the third quarter, key growth drivers – including growth products such as Gilenya, Tasigna, Afinitor and Jakavi, as well as biosimilars and Emerging Growth Markets – continued to demonstrate the strength of our portfolio across disease areas and geographies.

Key growth products

•
Growth products contributed 33% of Group net sales in the third quarter, and were up 21% (USD) over the 2013 period. In Pharmaceuticals, growth products contributed 44% of division net sales in the quarter, and were up 16% in constant currencies over the previous-year quarter.

•
Gilenya (USD 653 million, +27% cc), our oral MS therapy, continued to achieve double-digit growth in the quarter as the market moves towards oral treatments with higher efficacy and away from more traditional injectable therapies.

•
Tasigna (USD 391 million, +25% cc) continued to see strong growth in the US and other markets in the quarter, driving growth in our chronic myeloid leukemia franchise (which includes Gleevec/Glivec in addition to Tasigna).

•	Afinitor (USD 408 million, +22% cc) performed strongly, driven by strong growth in the US, Japan and other markets around the world.

•	Jakavi (USD 69 million, +43% cc), an oral JAK inhibitor approved in myelofibrosis, grew strongly over the previous-year quarter.

•	Biosimilars (USD 137 million, +30% cc) continued to grow at a strong double-digit rate in the quarter, reinforcing Sandoz’ global leadership position.

Emerging Growth Markets

•
Net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 13% (cc) in the third quarter (excluding the blood transfusion diagnostics unit). Growth was led by China (+23% cc), Brazil (+24% cc) and Russia (+18% cc).

Productivity: Continued focus on efficiency to improve margins

Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as R&D, our manufacturing network and supporting infrastructure. Improving productivity and leveraging synergies across divisions will help us support margins.

•
Novartis Business Services (NBS) was launched in July with the transfer of over 7,000 associates, and organizational structures are being implemented to start operations in January 2015 as a shared services organization. NBS is designed to enhance profitability by harmonizing high-quality services at better price across the Group and Divisions. It covers approximately USD 6 billion in expenses, and synergies generated by the organization are expected to improve margin over time.

•	In the third quarter, we generated approximately USD 400 million in Procurement savings by leveraging our scale.

•
In addition, we continued to optimize our manufacturing footprint. Related to this initiative, we recorded exceptional charges of USD 46 million in the third quarter of 2014 and USD 149 million in the first nine months. This brings total exceptional charges to USD 664 million cumulatively since the program began in the fourth quarter of 2010.

Our productivity initiatives generated gross savings that contributed approximately USD 825 million in the third quarter, putting us on track to exceed our productivity target of 3-4% of net sales in 2014.

Quality: Continued focus on quality remediation

The continued focus on quality system upgrades across the network is resulting in significant improvements. In the third quarter, a total of 54 health authority inspections of manufacturing sites across the network were completed, 11 of which were conducted by the FDA. Fifty two inspections were deemed acceptable, including 9 by the FDA. The outcome of two Sandoz India manufacturing site inspections is pending. Novartis is committed to continue driving for sustainable quality beyond compliance solutions.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority in the future. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During the first nine months of 2014, 41.4 million treasury shares were delivered as a result of options exercised related to employee participation programs. Novartis is mitigating the dilutive impact of these programs on an ongoing basis and has so far repurchased 34.1 million shares (USD 2.9 billion) on the SIX Swiss Exchange first trading line in the first nine months of 2014. In addition, Novartis repurchased 20.0 million shares (USD 1.7 billion) on the second trading line in the same period under the announced share buy-back of USD 5.0 billion spread over two years. An additional 4.8 million shares (USD 0.4 billion) relating to employee share participation plans were repurchased from employees.

Also during 2014, Novartis issued two bonds for a total amount of USD 4.0 billion and repaid a USD 2.0 billion bond issued in February 2009 at maturity.

As of September 30, 2014, the net debt stood at USD 9.2 billion compared to USD 8.8 billion at December 31, 2013. The increase of USD 0.4 billion was driven by the cash outflows for the dividend payment of USD 6.8 billion and share repurchases of USD 5.0 billion, partially compensated by the free cash flow of USD 6.3 billion, the proceeds from options exercised of USD 2.4 billion, USD 2.3 billion of divestment proceeds, net and other net cash inflow items of USD 0.4 billion.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

On July 16, 2014, Novartis announced that it would divest its 43% stake in LTS Lohmann Therapie-Systeme AG (LTS). The transaction, which requires regulatory approvals and other customary conditions, is expected to close this year. Novartis will realize a pre-tax gain of approximately USD 0.4 billion in the fourth quarter.

On August 5, 2014, Merck & Co. announced that it had acquired Idenix Pharmaceuticals Inc., USA. As a result the 22% stake held by Novartis was divested resulting in a pre-tax gain of approximately USD 0.8 billion recorded in income from associated companies.

Portfolio transformation update

On October 26, 2014, Novartis announced it has entered into a definitive agreement to divest its influenza vaccines business to CSL Limited (CSL), Australia for an agreed price of USD 275 million. This transaction is expected to be completed in the second half of 2015, subject to all necessary regulatory approvals.

Until this transaction is completed, Novartis will continue to operate the influenza vaccines business and report its results under discontinuing operations. The influenza vaccines business will be reported together with the non-influenza vaccines business until such time as the non-influenza vaccines business is divested to GSK as part of the previously announced transaction.

Upon signing of this definitive agreement, IFRS requires a separate valuation of the influenza vaccines business net assets. This immediately triggers the recognition of an exceptional impairment charge of approximately USD 1.1 billion (pre-tax), as the book value of the influenza vaccines net assets is above the selling price. This charge is a non-cash accounting impact and will be excluded from the Group’s core results.

Upon closing of the deal with GSK for the remaining non-influenza vaccines business, Novartis expects to record a substantial gain, which would more than compensate for the previously recognized impairment charge. Novartis expects to record significant additional gains upon closing of the other inter-conditional transactions with GSK and the transaction with Lilly announced on April 22. These gains will also be excluded from the Group’s core results.

Following completion of the portfolio transformation announced on April 22, the three business leaders of the Novartis divisions at the center of the transactions with GSK and Lilly will leave the Executive Committee of Novartis (ECN).

•
George Gunn, currently Division Head, Novartis Animal Health, will reach his contractual retirement age in July 2015 and will retire from Novartis. Upon closing of the Animal Health transaction with Lilly he will leave the ECN.

•
Brian McNamara, currently Division Head, Novartis OTC, will transition to GSK as Head of Americas and Europe for the consumer health businesses, reporting to the President of GSK Consumer Healthcare, effective at closing of the transaction.

•	Andrin Oswald, currently Division Head, Novartis Vaccines, will be leaving Novartis to pursue other opportunities following closing of the transaction with GSK.

The expected changes to the ECN are subject to the closing of the related transactions. Novartis expects the transaction with GSK to be completed in the first half of 2015, and the transaction with Lilly to close in the first quarter of 2015.

2014 Group outlook

Barring unforeseen events

We are confirming our outlook1 for full year 2014. Group net sales in 2014 are expected to grow at a low to mid-single digit rate (cc). Group core operating income is expected to grow ahead of sales (cc) in 2014, at a mid to high-single digit rate (cc).

This outlook recognizes the entry of generic competition for Diovan monotherapy in the US on July 7, 2014, including an authorized generic from Sandoz on the same date.

If early October average exchange rates prevail for the remainder of the year, the currency impact for the year would be -2% on sales and -4 to -5% on core operating income.

1 The outlook is based on the total Group business. This includes the cessation of depreciation and amortization following IFRS reporting requirements, although this is not expected to have a material impact on guidance. All comparisons to prior year are based on 2013 data excluding the divested blood transfusion diagnostics unit.

Changes to the Novartis Board of Directors following the Annual General Meeting in February 2015

Dr. Ulrich Lehner has announced his decision not to stand for re-election at the Annual General Meeting of Shareholders on 27 February 2015. “The Board and Executive Committee of Novartis sincerely thank Ulrich Lehner for his 13 years of distinguished services on the Novartis Board of Directors and for his dedication and commitment to the company as Vice-Chairman, Chairman ad-interim and member of many Board Committees. With his personality, leadership experience and entrepreneurial competence he significantly contributed to establish Novartis as a leader in the healthcare industry”, said Dr. Joerg Reinhardt, Chairman of Novartis AG.

The Novartis Board of Directors announced today that it will nominate Nancy C Andrews, MD, PhD for election to the Board at the Annual General Meeting of Shareholders. Dr. Andrews holds a medical degree from Harvard Medical School and a PhD in Biology from the Massachusetts Institute of Technology. She has been Dean of the Duke University School of Medicine and Vice Chancellor for Academic Affairs since 2007. Dr. Andrews currently serves on the Council of the Institute of Medicine of the National Academies and the Board of Directors of the American Academy of Arts and Sciences.

Summary Financial Performance

Group total
			excl. Diagnostics1			Reported			excl. Diagnostics1			Reported
	Q3 2014	2	Q3 2013	% change		Q3 2013	9M 2014	2	9M 2013	% change		9M 2013
	USD m		USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	14 704		14 196	4	5	14 338	43 363		42 429	2	3	42 842
Operating income	2 980		2 621	14	18	2 671	9 564	3	8 393	14	20	8 537
As % of net sales	20.3		18.5			18.6	22.1	3	19.8			19.9
Core operating income	3 840		3 555	8	11		11 294		10 898	4	8
As % of net sales	26.1		25.0				26.0		25.7

Continuing operations

Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time. See page 21 of the Condensed Interim Financial Report for full explanation.

Continuing operations
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 991	12 705	2	3	39 105	38 480	2	3
Operating income	2 739	2 558	7	11	8 738	8 650	1	6
As % of net sales	21.1	20.1			22.3	22.5
Core operating income	3 585	3 433	4	7	11 244	10 917	3	7
As % of net sales	27.6	27.0			28.8	28.4

Pharmaceuticals
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 925	7 893	0	1	23 931	23 891	0	1
Operating income	2 233	2 267	-1	1	6 860	7 363	-7	-3
As % of net sales	28.2	28.7			28.7	30.8
Core operating income	2 405	2 345	3	5	7 537	7 390	2	6
As % of net sales	30.3	29.7			31.5	30.9

Alcon
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 665	2 539	5	6	8 124	7 841	4	5
Operating income	381	251	52	59	1 232	1 060	16	24
As % of net sales	14.3	9.9			15.2	13.5
Core operating income	960	874	10	12	2 916	2 843	3	6
As % of net sales	36.0	34.4			35.9	36.3

Sandoz
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 401	2 273	6	7	7 050	6 748	4	5
Operating income	272	242	12	17	798	752	6	14
As % of net sales	11.3	10.6			11.3	11.1
Core operating income	417	377	11	14	1 155	1 168	-1	3
As % of net sales	17.4	16.6			16.4	17.3

1 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81 of the Condensed Interim Financial Report.
2 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 21 of the Condensed Interim Financial Report.
3 Includes the USD 0.9 billion pre-tax gain from the divestment of the blood transfusion diagnostics unit.

Discontinuing operations

Despite the required presentation of discontinuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to report performance on a total Group basis. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 21 of the Condensed Interim Financial Report for full explanation.

Discontinuing operations1
		excl. Diagnostics2			Reported			excl. Diagnostics2			Reported
	Q3 2014	Q3 2013	% change		Q3 2013	9M 2014		9M 2013	% change		9M 2013
	USD m	USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	1 713	1 491	15	16	1 633	4 258		3 949	8	9	4 362
Operating income/loss	241	63	nm	nm	113	826	3	- 257	nm	nm	- 113
As % of net sales	14.1	4.2			6.9	19.4	3	-6.5			-2.6
Core operating income/loss	255	122	nm	nm		50		- 19	nm	nm
As % of net sales	14.9	8.2				1.2		-0.5
nm = not meaningful

Vaccines4,5
		excl. Diagnostics2			Reported			excl. Diagnostics2			Reported
	Q3 2014	Q3 2013	% change		Q3 2013	9M 2014		9M 2013	% change		9M 2013
	USD m	USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	588	452	30	31	594	1 043		919	13	13	1 332
Operating income/loss	69	- 26	nm	nm	24	532	3	- 381	nm	nm	- 237
As % of net sales	11.7	-5.8			4.0	51.0	3	-41.5			-17.8
Core operating income/loss	71	14	nm	nm		- 284		- 250	-14	-15
As % of net sales	12.1	3.1				-27.2		-27.2
nm = not meaningful

Consumer Health6
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 125	1 039	8	9	3 215	3 030	6	7
Operating income	169	90	88	99	298	130	129	160
As % of net sales	15.0	8.7			9.3	4.3
Core operating income	180	110	64	74	337	238	42	59
As % of net sales	16.0	10.6			10.5	7.9

1 The cessation of depreciation and amortization had a positive impact of USD 106 million on operating income and USD 52 million on core operating income in the third quarter, and an impact of USD 176 million and USD 85 million on operating income and core operating income respectively in the first nine months.
2 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81 of the Condensed Interim Financial Report.
3 Includes the USD 0.9 billion pre-tax gain from the divestment of the blood transfusion diagnostics unit.
4 The cessation of depreciation and amortization had a positive impact of USD 79 million on operating income and USD 37 million on core operating income in the third quarter, and an impact of USD 131 million and USD 60 million on operating income and core operating income respectively in the first nine months.
5 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. See page 81 of the Condensed Interim Financial Report.
6 The cessation of depreciation and amortization had a positive impact of USD 27 million on operating income and USD 15 million on core operating income in the third quarter, and an impact of USD 45 million and USD 25 million on operating income and core operating income respectively in the first nine months.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1866170/655485.pdf.

Novartis Q3 and 9M 2014 Condensed Interim Financial Report – Supplementary Data

Disclaimer
The foregoing release contains forward-looking statements that can be identified by words such as “momentum,” “recommended,” “to evaluate,” “to divest,” “outlook,” “to grow,” “will,” “to be acquired,” “strategy,” “pipeline,” “positive opinion,” “launched,” “expected,” “committed,” “would,” “expects,” “potential,” “recommendation,” “Breakthrough Therapy,” “priority review,” “underway,” “recommends,” “could,” “on track,” “enrolling,” “to be initiated,” “ongoing,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit rating; or regarding the potential completion of the announced transactions with GSK and Lilly, the potential completion of the announced transaction regarding the Novartis influenza vaccines franchise, or regarding potential future sales or earnings of any of the businesses involved in the announced transactions, or of the Novartis Group, and regarding any potential strategic benefits, synergies or opportunities as a result of the announced transactions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the announced transactions will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transactions may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions; uncertainties regarding the effects of the persistently weak global economic and financial environment; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Opdivo® is a registered trademark of BMS. Seretide® and Accuhaler® are registered trademarks of GSK.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 133,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
January 27, 2015                                     Fourth quarter and full year results 2014
February 27, 2015                                   Annual General Meeting
April 23, 2015                                          First quarter results 2015